SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PeopleSoft, Inc.

(Name of Subject Company)

PeopleSoft, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway

President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Douglas D. Smith, Esq.

Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

          ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

      The purpose of this amendment is to amend and restate Item 7 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed on June 11, 2003 and amended June 12, 2003 and to add new Exhibits (a)(4) and (a)(5) and revise the Exhibit Index accordingly.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Prior to the announcement of Oracle’s June 9 tender offer for all outstanding shares of the common Stock of PeopleSoft, Inc. (the “Company”), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated June 1, 2003 among J.D. Edwards & Company (“J.D. Edwards”), the Company and a wholly owned subsidiary of the Company, pursuant to which the Company would acquire J.D. Edwards in a stock transaction. The terms provided that the stockholders of J.D. Edwards would receive 0.86 shares of Company common stock for each share of J.D. Edwards common stock that they held. The proposed merger was unanimously approved by the respective boards of directors of the Company and J.D. Edwards, but remained subject to the approval of the stockholders of both companies and to the satisfaction or waiver of certain other closing conditions. The Merger Agreement relating to the pending J.D. Edwards acquisition was filed as Exhibit 2.1 to J.D. Edwards’ Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 3, 2003 and as Exhibit 1 to the Schedule 13D filed by the Company and a wholly owned subsidiary of the Company on June 11, 2003.

      On June 16, 2003, the Company announced that the Company and J.D. Edwards had amended the Merger Agreement. The amended and restated agreement (the “Amended Agreement”) reflects certain changes to the structure of the transaction as previously reflected in the Merger Agreement.

      At its meeting on June 11, 2003, the Company’s board of directors reaffirmed its support of the Company’s acquisition of J.D. Edwards. At the direction of the Company’s board of directors, members of the Company’s management engaged in discussions with J.D. Edwards regarding the issues presented by the Oracle tender offer (the “Offer”) and how best to proceed with the J.D. Edwards acquisition. As a result of those discussions, the parties entered into the Amended Agreement, which is designed to allow the two companies to accelerate the completion of the transaction and bring forward the benefits of their combination. One of the conditions to Oracle’s offer to acquire the Company’s common stock is that there be no amendment of the Merger Agreement without Oracle’s consent. Oracle’s consent was not obtained in connection with the Amended Agreement.

      As restructured, the Amended Agreement provides the Company will commence an offer to exchange all outstanding shares of J.D. Edwards common stock for shares of common stock of the Company and cash, subject to the satisfaction of certain conditions described below. It is contemplated that following the completion of the offer to exchange, the remaining outstanding shares of J.D. Edwards common stock would be acquired in a merger transaction. The average consideration per share of J.D. Edwards common stock is 0.43 shares of common stock of the Company plus $7.05 in cash. Pursuant to the Amended Agreement, holders of J.D. Edwards common stock who tender their shares in the exchange offer will be permitted to elect to receive cash or stock with a value equal to the value of $7.05 plus 0.43 shares of the Company’s common stock measured based upon the average of the closing trading prices for the Company’s common stock for the five trading day period ending immediately prior to the second trading day prior to the expiration date of the exchange offer, provided that if the elections for either cash or stock exceed the amount of cash or stock available, then the elections of stockholders will be subject to proration. Except for payments made in lieu of fractional shares, the total number of shares of the Company’s common stock issuable in the exchange offer will equal 0.43 multiplied by the total number of J.D. Edwards shares validly tendered and not withdrawn as of the expiration of the exchange offer, and the total cash consideration payable by the Company in the exchange offer will equal $7.05 multiplied by the total number of J.D. Edwards shares validly tendered and not withdrawn as of the expiration of the exchange offer. Holders of any shares of J.D. Edwards or options to acquire such shares acquired in the merger will not have an election, but will receive 0.43 shares of common stock of the Company plus $7.05 in cash per J.D. Edwards share.

      The conditions to the offer to exchange generally are the same conditions as the conditions to the merger set forth in the Merger Agreement, except that they will apply at the time of acceptance of the tender offer rather than the closing date of the merger, and except as follows:

•	There being validly tendered and not withdrawn before the expiration of the offer to exchange a number of shares of J.D. Edwards common stock, which, together with the shares then owned by the Company and its affiliates, represents at least a majority of the total number of J.D. Edwards shares outstanding on a fully diluted basis;

•	If J.D. Edwards receives a “Superior Proposal” (as defined in the Amended Agreement), and the minimum number of shares set forth above have not been validly tendered, J.D. Edwards has certain termination rights after an initial 20 business day period;

•	No stockholder approval from the Company stockholders will be required and no stockholder approval from the J.D. Edwards stockholders will be required if at least 90% of the shares of J.D. Edwards common stock are tendered and exchanged pursuant to the offer to exchange; and

•	The original Merger Agreement contained parallel conditions that no material adverse effect shall have occurred. The Amended Agreement contains the same conditions, but excepts from the definition of material adverse effect the impact of Oracle’s pending offer or any other acquisition proposal by Oracle for the Company.

      The board of directors of the Company unanimously determined that entering into the Amended Agreement was in the best interests of the Company and its stockholders. Citigroup Global Markets Inc. has rendered its opinion that, as of the date of Amended Agreement and based upon the various consideration set forth in the opinion, the consideration to be paid by the Company in the offer and subsequent merger is fair, from a financial point of view, to the Company. The board of directors believes that the transactions contemplated by the Amended Agreement provide several benefits to the stockholders of the Company, including, among others:

•	The Amended Agreement reaffirms the commitment of the Company and J.D. Edwards to combine.

•	The Amended Agreement provides an opportunity to complete the transaction in a more timely fashion.

•	The amended terms of the transaction will minimize customer uncertainty arising from Oracle’s Offer and enable the Company and J.D. Edwards to speed their integration plans and the substantial benefits of the combination.

•	The cash portion of the consideration reduces the dilution to the Company’s stockholders, increases the certainty of the value of the transaction to J.D. Edwards stockholders and provides benefits for all stockholders.

      The Company will be filing the Amended Agreement shortly as an exhibit to an amendment of its Schedule 13D previously filed on June 11, 2003 and as an exhibit to a Registration Statement on Form S-4 the Company will file with the SEC to register the shares of Company common stock to be issued pursuant to the offer to exchange and the subsequent merger. Stockholders are urged to read those documents when they are filed, as they contain important information, including certain other changes to the Merger Agreement made by the Amended Agreement that are not described herein. The preceding description of the Amended Agreement describes many terms of the Amended Agreement and certain of the differences as compared to the Merger Agreement. However, the Amended Agreement itself, and not this document, will govern the proposed J.D. Edwards acquisition, and should be read by all Company and J.D. Edwards stockholders to understand what the two companies contemplate and what they have agreed to in the Amended Agreement.

      The Company expects to commence the exchange offer shortly. Upon completion of the exchange offer, any remaining J.D. Edwards shares will be acquired in a second-step merger. After the acquisition is completed, J.D. Edwards stockholders will own approximately 14.3 percent of the combined company.

      The Company anticipates that it will finance the cash portion of the transaction (estimated at $863 million) with its existing cash and investments, which as of March 31, 2003, totaled approximately $2 billion. The transaction is subject to regulatory review and other customary closing conditions.

      Except as described above, the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as described above, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in the immediately preceding paragraph.

      PeopleSoft stockholders should read the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed June 12, 2003 with the SEC, and any amendments or supplements thereto filed with the SEC, for the Company’s recommendation regarding Oracle Corporation’s June 9th offer to purchase all outstanding shares of the Company’s common stock. The Company intends shortly to commence the exchange offer contemplated by the Amended Agreement and to file with the SEC a Schedule TO and Registration Statement on Form S-4 with respect to the proposed acquisition of J.D. Edwards. The exchange offer will be made only pursuant to an Offer to Exchange and related materials to be filed shortly by the Company with the SEC. Stockholders should read all of these documents and any amendments or supplements thereto because they contain important information. Documents filed by the Company with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at the Company’s website at www.peoplesoft.com. Documents filed by J.D. Edwards with the SEC may be obtained without charge at the SEC’s website and at J.D. Edwards’ website at www.jdedwards.com.

Forward Looking Statements

      Statements made in this statement indicating the Company’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties, including: economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in Company’s filings with the SEC. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards include: the risk that the two companies’ businesses will not be integrated successfully; costs related to the proposed acquisition; the satisfaction of closing conditions to the acquisition, including the receipt of regulatory approvals; the ability to close the transaction on an expedited basis; the failure to retain key employees or to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting the two companies’ generally as set forth in their most recent filings with the SEC. Further risks and uncertainties associated with Oracle’s June 9th tender offer include: the risk that the Company’s customers may delay or refrain from purchasing PeopleSoft products due to uncertainties about the Company’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company; the risk that if the Oracle tender offer is unsuccessful the anticipated benefits from the J.D. Edwards acquisition might not be realized as described above; the risk that stockholder litigation commenced in connection with Oracle’s offer might result in significant costs of defense, indemnification and liability; and the risks that the Company board of directors’ analysis and the bases of their recommendation to the Company stockholders ultimately may prove to be inaccurate. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.                          Materials to Be Filed as Exhibits

      Item 9 is hereby amended, supplemented and restated in its entirety as follows:

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
†(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

†	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

By:	/s/ KEVIN T. PARKER

Kevin T. Parker
Executive Vice President
Finance and Administration,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 16, 2003

EXHIBIT INDEX

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
†(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

†	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.